The OLB Group, Inc.
200 Park Avenue
Suite 1700
New York, NY 10166

January 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	The OLB Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed January 9, 2020

File No. 333-232368

Dear Ms. Collins,

On behalf of The OLB Group, Inc. (the “Company”) we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated January 16, 2020, regarding the Company’s Amendment No. 3 to Registration Statement on Form S-1 filed on January 9, 2020 (the “Registration Statement”), which such Registration Statement reflects the Staff’s comments. Concurrently with this response, the Company has filed an amended Registration Statement on Form S-1 reflecting the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 3 to Registration Statement on Form S-1 Management, page 76

1.	Please disclose the information required by Item 401 of Regulation S-K for the new director nominees, Messers. Katsiaunis, Ernst and Sternhell. Also, file consents for each director nominee. See Securities Act Rule 438.

The Company has revised the Registration Statement to include in the information required by Item 401 of Regulation S-K for the new director nominees, Messers. Katsiaunis, Ernst and Sternhell. Further, consents of each director nominee have been filed as exhibits to the Registration Statement.

 We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Matthew Bernstein, Esq. at mbernstein@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Ronny Yakov
Ronny Yakov Chief Executive Officer

cc:	Matthew Bernstein, Esq.
Ellenoff Grossman & Schole LLP